Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom
June 28, 2012

VIA EDGAR

Re:	Global Ship Lease, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 13, 2012
File No. 1-34153

Cecilia Blye
Chief Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

We hereby transmit via EDGAR for filing with the Securities and Exchange Commission the following responses to the Staff's comments to Global Ship Lease, Inc.'s (the "Company") Form 20-F for the fiscal year ended December 31, 2011, filed April 13, 2012 (File No. 1-34153), as contained in the Staff's comment letter, dated June 5, 2012.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have reproduced the text of the Staff's comments in italics below.

Risk Factors, page 4

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government ..... page 16

1.
Please update us on any contacts with Iran, Syria, Sudan and Cuba since your letters to us of August 26, 2009 and September 16, 2009.  As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls.  Please tell us about any contacts with these countries since your 2009 letters.  Include description of past, current and anticipated contacts through affiliates, subsidiaries, charterers or other direct or indirect arrangements, including any contacts through CMA CGM.  We note from the CMA CGM website that CMA CGM maintains offices in Sudan and Cuba, and has agents in Iran and Syria.  We also note recent articles reporting that CMA CGM stopped exports from Iran but still maintains shipments to and other activities with Iran.  Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and describe any agreements, commercial arrangements, or other contacts you have had with the governments of, or entities controlled by the governments of, these countries.

To the best of the Company's knowledge, none of the Company's vessels have called at ports in Syria, Sudan or Cuba since the Company's letters to the SEC dated August 26, 2009 and September 16, 2009 (the "2009 Letters").  Nor has the Company or any of its subsidiaries provided any services or products to Syria, Sudan and Cuba, or entered into any agreements, commercial arrangements or had any contact with the governments of, or entities controlled by the governments of, the aforementioned countries, during this time period.  Additionally, to the best of the Company's knowledge, neither it nor any of its subsidiaries has directly provided any services or products to Iran, or entered into any agreements, commercial arrangements or had any contact with the government of, or entities controlled by the government of Iran, since the 2009 Letters.

However, five of the Company's vessels, each owned by its own separate subsidiary company, made a total of 19 calls to the port of Bandar Shahid, Iran between August 5, 2010 and July 24, 2011, all of which were made by CMA CGM, as charterer of the Company's containerships under standard container shipping industry timecharter agreements between CMA CGM and each respective Global Ship Lease, Inc. subsidiary.

Under the timecharter agreements, the Company's subsidiary, as owner, is responsible for, among other matters, the provision of crew and the maintenance of the vessels.  CMA CGM, as the charterer, directs the day-to-day deployment of each chartered vessel, including setting the trading routes and ports to be called. CMA CGM is also responsible for booking and managing all cargo.  The crew performs operational matters in respect of the vessels and the vessels are subject to the orders of CMA CGM.

The Company's timecharter agreements are identical in respect of the "trading limits" contained therein to prohibit CMA CGM from calling in unsuitable and unacceptable areas of the world due to physical or geographical reasons (such as ice-related safety risks) or as a result of geo-political or security concerns.  The trading limits prohibit CMA CGM from trading in "…Iceland, Greenland, Faroe Islands, Albania, Turkish Occupied Cyprus, Cuba, Somalia, Yemen, Eritrea, Iraq, North Korea, Russian/CIS Pacific ports, any/all zones under United Nations and/or European Union and/or United States ban, war zones…" (emphasis added).  Thus, the trading limits prevent a charterer from calling at ports in Cuba and any zones banned by the United Nations, European Union, or United States.

Since the Company's 2009 Letters, Company management re-examined the trading limits in July 2010 with respect to Iran, following CMA CGM's request that one of the Company's vessels be deployed on a service which would involve calls at the port of Bandar Shahid in Iran. CMA CGM, as the charterer, confirmed at the time that it would not load any cargoes on the vessel that may cause either the vessel and/or her owners to be held in breach of any applicable sanctions laws. Accordingly, Company management determined that the call at Bandar Shahid was not in contravention of United States sanctions, provided that no cargo prohibited under then-applicable law was carried.

The vessel in question made two calls at Bandar Shahid on August 5, 2010 and again on September 15, 2010. Subsequently, four other vessels owned by subsidiaries of the Company and chartered to CMA CGM were re-deployed onto a service that included, from time to time, a call at Bandar Shahid.  Between October 5, 2010 and July 24, 2011, these four vessels called a total of seventeen times at Bandar Shahid.  Therefore, between August 5, 2010 and July 24, 2011, the five vessels made a total of nineteen calls to Bandar Shahid.

Following increased media coverage in March 2011, particularly in the United States, of CMA CGM's trading links with Iran, Company management informed CMA CGM that it was re-examining implications for the Company with respect to its vessels calling at an Iranian port.  Company management determined that its vessels could not be used to call in Iran under then-existing applicable U.S. law.  On June 28, 2011, Company management met with senior representatives of CMA CGM in Marseille, France and advised that with the exception of any Company vessels already deployed and en route, Company vessels could no longer call in Iran.  The final call of a Company vessel in Bandar Shahid was made on July 23-24, 2011.

The Company acknowledges the Staff's comment regarding CMA CGM's website disclosure that it maintains offices in Sudan and Cuba, and has agents in Iran and Syria. Other than as a provider of containerships and crew under timecharters, the Company is not, and has never been, involved in CMA CGM's commercial operations, including without limitation the establishment or maintenance of any offices in, or the provision of shipping services to, Iran, Syria, Sudan or Cuba or any other territory subject to United Nations, European Union or United States sanctions or trade embargoes.  Although the Company procures crew for its vessels, the vessels are under the direction of CMA CGM at all times.  The Company is not, nor has it ever been, a party to any underlying commercial agreements or arrangements CMA CGM may have brokered among itself, its local agent, and any service providers.

2.
Please provide an update on the potential for reputational harm from your relationship with CMA CGM since your prior letters.  We note from the U.S. Department of Treasury's Office of Foreign Assets and Control's website that in August 2011, CMA CGM (America) paid a settlement to the Office of Foreign Assets and Control for alleged violations of sanctions stemming from the export of goods to Iran, Sudan and Cuba from 2004 to 2008.  We also note 2011 news articles reporting that CMA CGM vessels were used to transport arms from Iran, albeit unknowingly.

For the reasons set forth in the Company's 2009 Letters and this letter, the Company believes that the risk of reputational harm associated with the Company's contractual arrangements with CMA CGM is limited.

As explained in more detail in response to comment one above, on June 28, 2011, the Company informed CMA CGM that Company vessels could not call in Iran.  To the best of the Company's knowledge, no Company vessel has called in Iran since July 24, 2011.

The Company acknowledges that there were news articles relating to CMA CGM and the transportation of arms, albeit unknowingly, and advises that the vessels used by CMA CGM in this instance were not Company vessels.

As to CMA CGM, the Company further advises that CMA CGM does not have any directors on the Company's Board, does not otherwise control the Company, and the Company's contractual relationship with CMA CGM (as set forth in, inter alia, the timecharter agreements and the Stockholders Agreement dated August 14, 2008, by and among Global Ship Lease, Inc., CMA CGM and Marathon Founders, LLC) has not changed since the Company's 2009 Letters.

3.
You state that the Comprehensive Iran Sanctions Accountability and Divestment Act "expanded the scope" of the Iran Sanctions Act to non-U.S. companies, such as your company.  In future filings please revise the disclosure the remove any implication that (i) the prohibitions of ISA did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended ISA.

The Company acknowledges the Staff's comment and supplementally advises the Staff that in all of its future filings it will not use language stating or implying that (i) the Comprehensive Iran Sanctions, Accountability, and Divestment Act ("CISADA") replaced, rather than amended, the Iran Sanctions Act, or (ii) that the Iran Sanctions Act, prior to its amendment by CISADA, did not apply to certain activities of U.S. companies.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at +44 207 869 5103 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ian J. Webber

Ian J. Webber
Chief Executive Officer

Cc:           Max Webb
Assistant Director
Division of Corporate Finance